UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2017

Date of report (date of earliest event reported)

ADVANCEPIERRE FOODS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37826	26-3712208
(State of Incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

9987 Carver Road, Blue Ash, OH	45242
(Address of principal executive offices)	(Zip Code)

(800) 969-2747

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule l2b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On April 25, 2017, AdvancePierre Foods Holdings, Inc. (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tyson Foods, Inc., a Delaware corporation (“Parent”), and DVB Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will commence a cash tender offer no later May 9, 2017 to acquire all of the outstanding shares of common stock of the Company, $0.01 par value per share (the “Company Common Stock”), at a price per share of Company Common Stock of $40.25 net to the seller in cash, without interest (such offer, as it may be amended from time to time in accordance with the Merger Agreement, the “Offer,” and such amount of consideration or any greater amount per share that may be paid pursuant to the Offer, the “Offer Price”), subject to any applicable withholding taxes.

The obligation of Merger Sub to purchase Company Common Stock tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including but not limited to: (i) prior to the expiration of the Offer, there shall have been validly tendered and not validly withdrawn shares of Company Common Stock that, together with all other shares of Company Common Stock, if any, beneficially owned by Parent, Merger Sub and any other direct or indirect wholly-owned subsidiary of Parent, represent at least a majority of the then outstanding shares of Company Common Stock on a fully-diluted basis, (ii) the expiration or termination of the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) those other conditions set forth in Annex I to the Merger Agreement. The transaction is not subject to a financing condition.

The Offer will initially expire at 11:59 p.m. (New York City time) on the date that is 20 business days following the commencement of the Offer (the “End Date”). Under certain circumstances, Merger Sub may be required to extend the Offer on one or more occasions in accordance with the terms set forth in the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Merger Sub will not be required to extend the Offer beyond the End Date, and may not extend the Offer beyond the End Date without the prior written consent of the Company.

As soon as possible after (and in no event later than two business days) following the acceptance of Company Common Stock pursuant to the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law, Merger Sub will merge with and into the Company, whereupon the separate existence of Merger Sub shall cease and the Company shall be the surviving corporation (the “Merger”), without a meeting or vote of stockholders of the Company. At the effective time of the Merger (the “Effective Time”), the shares of Company Common Stock not purchased pursuant to the Offer (other than Company Common Stock owned by the Company as treasury stock or by stockholders of the Company who have perfected their statutory rights of appraisal under Delaware General Corporate Law) will each be converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration”).

In addition, at or immediately prior to the Effective Time, each option (or portion thereof) to acquire Company Common Stock that is granted or issued pursuant to any Employee Plan (as defined in the Merger Agreement) that is outstanding immediately prior to the Effective Time (collectively, the “Company Stock Options”) shall be canceled and converted into the right to receive, at or promptly after the Effective Time, an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such canceled Company Stock Option by (ii) the number of shares of Company Common Stock subject to such Company Common Stock Option immediately prior to the Effective Time. In addition, at or immediately prior to the Effective Time, each restricted stock unit granted or issued pursuant to any Employee Plan that is outstanding immediately prior to the Effective Time (collectively, the “Company RSUs”) shall be canceled and converted into the right to receive, at or promptly after the Effective Time, solely an amount in cash equal to the product of (i) the Merger Consideration and (ii) the total number of shares of Company Common Stock subject to such Company RSU. In addition, at or immediately prior to the Effective Time, each restricted share of Company Common Stock granted or issued pursuant to any Employee Plan that is outstanding immediately prior to the Effective Time shall be converted into the right to receive, at or promptly after the Effective Time, solely an amount in cash equal to the Merger Consideration.

In connection with the consummation of the Merger, the Company will pay the amounts due upon a change of control transaction under the Income Tax Receivable Agreement (as defined in the Merger Agreement) in accordance with the terms thereof and of the Merger Agreement.

The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. Among other things, until the earlier of the termination of the Merger Agreement and the Effective Time, the Company has agreed to conduct its business in the ordinary course consistent with past practice and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement.

The Company has also agreed not to solicit or initiate discussions with third parties regarding other acquisition proposals regarding the Company and has agreed to certain restrictions on its ability to respond to such proposals, provided that (x) the Company, subject to the terms and conditions of the Merger Agreement, may enter into negotiations or discussions concerning, or provide confidential information to persons making, certain unsolicited proposals if the Company’s Board of Directors reasonably believes it is or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), subject to certain rights of Parent pursuant to the terms of the Merger Agreement to negotiate with the Company, and (y) the Company’s Board of Directors may also change its recommendation regarding the Offer for a reason unrelated to an acquisition proposal in the context of an Intervening Event (as defined in the Merger Agreement), in either case, only if the Company’s Board of Directors determines that the failure to take such action would be inconsistent with its fiduciary duties. The Merger Agreement contains certain termination provisions for the Company and Parent, including the right of the Company, in certain circumstances, to terminate the Merger Agreement and accept a Superior Proposal. The Company will be required to pay Parent a termination fee equal to $100.00 million if, among other reasons, the Merger Agreement is terminated (i) by the Company to enter into an acquisition agreement that constitutes a Superior Proposal or (ii) by Parent because the Board of Directors of the Company adversely changes its recommendation to stockholders to accept the Offer and tender their shares of Company Common Stock to Merger Sub in the Offer.

In addition, either the Company or Parent may terminate the Merger Agreement, at any time prior to the time Merger Sub accepts for payment the Company Common Stock tendered pursuant to the Offer, if the Merger shall not have been consummated on or before the End Date.

Tender and Support Agreement

Concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into a separate tender and support agreement (the “Support Agreement”) with the principal stockholder of the Company, Oaktree Capital Management, L.P. and its affiliates (collectively, “Oaktree”), beneficially owning, as of April 25, 2017, approximately 42% of the outstanding shares of Company Common Stock. Under the Support Agreement, Oaktree

agreed to tender all of its shares of Company Common Stock in the Offer. The Support Agreement terminates upon the first to occur of (i) the Effective Time (as defined in the Merger Agreement); (ii) termination of the Merger Agreement; (iii) the Company’s Board of Directors changing its recommendation regarding the Offer or (iv) with respect to any individual stockholder party to the Support Agreement, a reduction in the Offer Price.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The foregoing descriptions of the Merger Agreement and the Support Agreement are not complete and are qualified in their entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference, and the form of the Support Agreement, which is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement and the form of the Support Agreement, and the foregoing descriptions of each of those agreements, have been included to provide investors and stockholders with information regarding the terms of each agreement. They are not intended to provide any other factual information about the Company, Parent or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in each agreement were or will be made only as of specified dates for the purposes of such agreements, were (except as expressly set forth therein) solely for the benefit of the parties to such agreements, may be subject to qualifications and limitations agreed upon by such parties (including being qualified by confidential disclosures made for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing those matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and stockholders. Investors are not third-party beneficiaries under the Merger Agreement or the Support Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The tender offer referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the SEC. The solicitation and offer to buy AdvancePierre Foods stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Tyson and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter AdvancePierre Foods will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ADVANCEPIERRE FOODS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ADVANCEPIERRE FOODS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of AdvancePierre Foods stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Tyson will be available free of charge on Tyson’s internet website at http://www.tyson.com or by contacting Jon Kathol at

Tyson’s Investor Relations Department at (479) 290-4235 or by email at jon.kathol@tyson.com. Copies of the documents filed with the SEC by AdvancePierre Foods will be available free of charge on AdvancePierre Foods’ internet website at http://www.advancepierre.com or by contacting John Morgan at AdvancePierre Foods’ Investor Relations Department at (513) 372-9338 or by email at ir@advancepierre.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AdvancePierre Foods files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AdvancePierre Foods at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AdvancePierre Foods’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, including statements regarding the expected consummation of the acquisition, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition (such as regulatory approval for the transaction and the tender of at least a majority of the outstanding shares of capital stock of the Company); the possibility that the transaction will not be completed; the impact of general economic, industry, market or political conditions; risks related to the ultimate outcome and results of integrating the operations of Parent and the Company; the ultimate outcome of Parent’s operating strategy applied to the Company and the ultimate ability to realize synergies; the effects of the business combination on Parent and the Company, including on the combined company’s future financial condition, operating results, strategy and plans; and other risks and uncertainties, including those identified in the Company’s periodic filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and the Company’s Registration Statement on Form S-1 filed with the SEC on April 5, 2017 and any subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed with the SEC by Parent and the Solicitation/Recommendation statement on Schedule 14D-9 to be filed by the Company. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date of this Report, and the Company does not undertake any obligation to update any forward-looking statement except as required by law.

Item 8.01	Other Events.

On April 25, 2017, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits:

2.1	Agreement and Plan of Merger, dated as of April 25, 2017, by and among Tyson Foods, Inc., DVB Merger Sub, Inc. and AdvancePierre Foods Holdings, Inc.*

99.1	Form of Tender and Support Agreement among Tyson Foods, Inc., DVB Merger Sub, Inc., and the entities listed on Schedule A thereto

99.2	Joint Press Release issued by Tyson Foods, Inc. and AdvancePierre Foods Holdings, Inc. on April 25, 2017

99.3	Employee Communication

*Schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Date: April 25, 2017

ADVANCEPIERRE FOODS HOLDINGS, INC.

By:	/s/ Michael B. Sims
Michael B. Sims
Chief Financial Officer, Senior Vice President and Treasurer

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of April 25, 2017, by and among Tyson Foods, Inc., DVB Merger Sub, Inc. and AdvancePierre Foods Holdings, Inc.*

99.1	Form of Tender and Support Agreement among Tyson Foods, Inc., DVB Merger Sub, Inc., and the entities listed on Schedule A thereto

99.2	Joint Press Release issued by Tyson Foods, Inc. and AdvancePierre Foods Holdings, Inc. on April 25, 2017

99.3	Employee Communication

*Schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.